Quoin Pharmaceuticals Ltd.

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

April 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Davis

RE:	Quoin Pharmaceuticals Ltd.
Registration Statement on Form F-1
Registration No. 333-264305

Ladies and Gentlemen:

Quoin Pharmaceuticals Ltd. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Friday, April 22, 2022, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

QUOIN PHARMACEUTICALS LTD.

By:	/s/ Dr. Michael Myers
Name: Dr. Michael Myers
Title: Chief Executive Officer